FOR IMMEDIATE RELEASE

AutoChina International Limited Announces Receipt of Letter

From the Listing Qualifications Department of Nasdaq

Shijiazhuang, Hebei Province, China – September 12, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that on September 8, 2011, the Company received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) stating that based on the review of public documents and a plan of compliance provided by the Company, Nasdaq’s staff (the “Staff”) determined that providing the Company until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2010 was not warranted and that the Company’s securities would be delisted from Nasdaq on September 19, 2011 unless the Company appealed the determination. AutoChina intends to appeal the staff determination regarding the delisting of the Company’s securities.

Nasdaq cited the Company’s failure to file its periodic reports on a timely basis, including its Annual Report on Form 20-F for the year ended December 31, 2010, as required by Nasdaq Listing Rule 5250(c)(1), and the continued investigation by the SEC as the reason for its determination. The Company’s securities are expected to be suspended from trading 15 days after the Company appeals the delisting of the Company’s securities.

The Company is working closely with its advisors to seek all appropriate means to expedite the process of filing its Form 20-F.

The Company’s Chairman and CEO, Mr. Yong Hui Li stated, “As announced on June 30, 2011, AutoChina is appealing the OCA’s decision that the Earn-out Provision, which was part of its initial business combination in 2009, be treated as a derivative financial instrument. The appeals process has not yet concluded. We continue to work closely with all appropriate parties on this potential restatement, which focuses on the Earn-out and is not expected to negatively affect the accounting for AutoChina’s continuing operations. We will appeal Nasdaq’s decision, citing that there have been no findings of fraudulent activity on behalf of AutoChina or its officers and we have remained open and accessible through all aspects of this process. We will keep our existing shareholders, analysts, and potential investors apprised of our progress in filing our Form 20-F.”

AutoChina International Ltd.	Page 2
September 12, 2011

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 354 commercial vehicle financing and service centers across China; and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•         Continued compliance with government regulations;

•         Changing legislation or regulatory environments;

•         Requirements or changes affecting the businesses in which the Company is engaged;

•         Industry trends, including factors affecting supply and demand;

•         Labor and personnel relations;

•         Credit risks affecting the Company's revenue and profitability;

•         Changes in the commercial vehicle industry;

•         The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•         Changing interpretations of generally accepted accounting principles;

•         General economic conditions; and

•         Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT At the Company Jason Wang Chief Financial Officer (858) 997-0680 / jcwang@autochinaintl.com	Investor Relations The Equity Group Inc. Adam Prior Vice President (212) 836-9606 / aprior@equityny.com Carolyne Yu Account Executive (212) 836-9610 / cyu@equityny.com